Exhibit 99.2

ECI TELECOM LTD.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 29, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints RAFI MAOR, MARC BORENSTEIN, EFRAT NAVEH and DAVID SHULMAN and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares (the “Shares”) of ECI Telecom Ltd. (“ECI” or the “Company”), held of record in the name of the undersigned at the close of business on July 23, 2007, at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 30 Hasivim Street, Petah Tikva, Israel, on August 29, 2007 at 12:00 p.m (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

        The undersigned acknowledges receipt of the Letter to Shareholders, Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

        This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR both proposals. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ECI TELECOM LTD.

AUGUST 29, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
1.

To approve the Agreement and Plan of Merger, dated as of July 1, 2007 (the “Merger Agreement”), by and among Epsilon 1 Ltd., an Israeli company (the “Purchaser”), Epsilon 3 Ltd., an Israeli company and a wholly owned indirect subsidiary of the Purchaser (“Merger Sub”), and ECI, and to approve the merger and the other transactions contemplated by the Merger Agreement

		☐	☐	☐

2.	To approve a special bonus in the amount of $1,050,000 to Shlomo Dovrat, ECI’s outgoing Chairman of the Board.	☐	☐	☐

By signing and mailing this proxy card you confirm and inform ECI that, unless specifically marked below, the undersigned’s ECI Shares ARE NOT held by: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing.

Only to the extent that the undersigned’s ECI Shares ARE HELD by any of the abovementioned entities (and only in such a case), please check the following box:		☐

Signature of shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.